Mail Stop 3561

August 3, 2006

Mr. Steven S. Boss
Chief Executive Officer
Commerce Energy Group, Inc.
600 Anton Boulevard, Suite 2000
Costa Mesa, California 92626

   RE: **Commerce Energy Group, Inc.**
     Form 10-K for Fiscal Year Ended July 31, 2005
     Filed October 31, 2005
     File No. 1-6049

Dear Mr. Boss:

  We have reviewed your response letter dated July 13, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Note 2. Summary of Significant Accounting Policies, page F-6

Cash and Cash Equivalents, page F-10

1. We note your response to comment 2 in our letter dated June 20, 2006. However, as indicated in the guidance, auction rate securities have long-term maturity dates and those securities do not meet the definition of cash equivalents in paragraphs 8 and 9 of SFAS 95. Accordingly, please amend your filing to reclassify the investments in municipal auction rate securities. In doing so, please include appropriate footnote disclosures explaining the reason for the changed presentation and how you are classifying the securities under SFAS 115. In addition, if you classify all or a portion of the municipal auction rate securities as a current asset, please disclose the reason current asset classification is appropriate.

Note 3. Acquisition, page F-14

2.   We reviewed your response to comment 3 in our letter dated June 20, 2006. We
        assume that the shares held in escrow were included in the average number of
        shares outstanding used in computing earnings per share data. If so, please tell us
        the effect of the accounting error on basic and diluted earnings per share for the
        year ended July 31, 2005 and for each of the fiscal quarters from the date of
        acquisition to April 30, 2006. If you conclude that the effects of the error on both
        annual and quarterly results are not material, please provide us your materiality
        assessment. Please refer to SAB Topic 1:M. Otherwise, please restate your
        financial statements accordingly.

Note 10. Investments, page F-21

3.   We reviewed your response to comment 6 in our letter dated June 20, 2006.
        Please tell us the line items in the statements of operations that include the write-
        off of the note from PEC, the write-off of goodwill of PEC and the loss on
        deconsolidation of Summit. Please also explain to us why the deconsolidation of
        Summit results in a loss. In addition, it appears that the column titled "provision
        for impairment and distribution" and the Turbocor line item in the table in Note
        10 on page F-22 do not total correctly. Please tell us the amount(s) that are
        incorrect and whether a correction of the table would change the amounts set
        forth in the investment table reconciliation in your response.

Note 16. Related Party Transactions, page F-30

4.   We reviewed your response to comment 7 in our letter dated June 20, 2006. We
        re-issue part of our previous comment. Please tell us if you believed that the
        outcome of the contingency related to the 323,000 shares was determinable
        beyond a reasonable doubt and the basis for your determination. Refer to
        paragraph 26 of SFAS 141. In this regard, we note that the shares continue to be
        held in escrow pending resolution of the "true-up" calculation as of July 31, 2005.
        We are still not convinced that the 161,400 shares represent an adjustment to the
        purchase price as opposed to compensation for services. In this regard, we note
        the shares were placed in escrow for periods of 12 or 18 months, are referred to as
        retention shares and were subject to forfeiture in the event the employees
        voluntarily resigned. These factors represent strong indicators to us that the
        contingent consideration arrangement is compensation for post combination
        services. Please advise further. Please also tell us the number of shares released
        to Mr. Weigand in connection with the settlement.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to

provide us with copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant